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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wharton Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

994 Old Eagle School Road, Suite 1020
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malcolm Morrison 610 293-1484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolm A. Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wharton Equity Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHRISTINE F. MORRISON, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires April 25, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON EQUITY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005


MorisonCogen LLP
Certified Public Accountants • Business Consultants

WHARTON EQUITY CORPORATION

CONTENTS



MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 610.668.9700
f. 610.668.2181
www.morisoncogen.com



An Independent Member of Morison International

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Wharton Equity Corporation
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Wharton Equity Corporation as of December 31, 2006 and 2005, and the related statements of income, cash flows and changes in stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wharton Equity Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morison Cogen LLP

February 26, 2007

WHARTON EQUITY CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 107,535	$ 182,385
Receivables from broker-dealers and clearing organizations	112,985	186,375
Prepaid expenses	50,299	34,226
TOTAL ASSETS	$ 270,819	$ 402,986
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable	$ 49,418	$ 119,912
Accounts payable and accrued expenses	2,226	2,000
Income taxes payable	-	10,323
TOTAL LIABILITIES	51,644	132,235
STOCKHOLDER'S EQUITY		
COMMON STOCK - no par value; 1,000 shares authorized, issued and outstanding	8,025	8,025
ADDITIONAL PAID-IN CAPITAL	36,475	36,475
RETAINED EARNINGS	174,675	226,251
TOTAL STOCKHOLDER'S EQUITY	219,175	270,751
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 270,819	$ 402,986

The accompanying notes are an integral part of these financial statements.

WHARTON EQUITY CORPORATION
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Concessions	$ 2,944,882	$ 3,392,808
Miscellaneous	1,312	13,792
Interest	1,670	4,118
	2,947,864	3,410,718
OPERATING EXPENSES	2,963,951	3,351,732
INCOME (LOSS) BEFORE INCOME TAXES	(16,087)	58,986
PROVISION FOR INCOME TAXES	489	12,823
NET INCOME (LOSS)	$ (16,576)	$ 46,163

The accompanying notes are an integral part of these financial statements.

WHARTON EQUITY CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (16,576)	$ 46,163
Adjustments to reconcile net income (loss) to net increase in cash		
(Increase) decrease in assets		
Receivables from broker-dealers and clearing organizations	73,390	78,844
Prepaid expenses	(16,073)	(26,998)
Increase (decrease) in liabilities		
Commissions payable	(70,494)	(62,414)
Accounts and taxes payable	(10,097)	7,344
Net cash provided by (used in) operating activities	(39,850)	42,939
CASH FLOWS FROM OPERATING ACTIVITIES		
Dividends paid	(35,000)	-
NET INCREASE (DECREASE) IN CASH	(74,850)	42,939
CASH - BEGINNING OF YEAR	182,385	139,446
CASH - END OF YEAR	$ 107,535	$ 182,385
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 17,604	$ 5,927

The accompanying notes are an integral part of these financial statements.

WHARTON EQUITY CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE - JANUARY 1, 2005	$ 8,025	$ 36,475	$180,088	$ 224,588
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2005	-	-	46,163	46,163
BALANCE - DECEMBER 31, 2005	8,025	36,475	226,251	270,751
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2006	-	-	(16,576)	(16,576)
DIVIDENDS	-	-	(35,000)	(35,000)
BALANCE - DECEMBER 31, 2006	$ 8,025	$ 36,475	$174,675	$ 219,175

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations

Wharton Equity Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of National Association of Securities Dealers (NASD). The Company was incorporated in Delaware on March 16, 1981. The Company sells investments on a concession basis to customers located throughout the United States.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Receivables from broker-dealers and clearing organizations

The Company records commissions and related clearing expenses on a trade-date basis as transactions occur. The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense has not been material.

Income Taxes

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, an asset and liability approach is required. Such an approach would result in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Since there are no temporary differences, no provision for deferred taxes is necessary.

Comprehensive Income

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year, the Company may have deposits with major financial institutions, which exceed Federal Depository Insurance limits. These financial institutions have strong credit ratings, and management believes that credit risk related to these deposits is minimal.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – CORPORATE INCOME TAXES

Current income tax expense for the years ended December 31, 2006 and 2005 consists of the following:

	2006	2005
Federal	$243	$ 8,543
State	246	4,280
	$489	$12,823

NOTE 4 – NET CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The Company had net capital as defined under Rule 15c3-1 of $103,802 and $236,225 at December 31, 2006 and 2005; net capital requirements were $50,000 at December 31, 2006 and 2005.

NOTE 5 – LEASES

For the years ended December 31, 2006 and 2005, total rental expense under leases amounted to $15,756 and $15,768. At December 31, 2006, the Company was obligated under a noncancellable operating lease arrangement for office facilities as follows:

YEAR ENDING DECEMBER 31,	LEASE OBLIGATION
2007	$ 4,848

WHARTON EQUITY CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	
Total stockholder's equity qualified for net capital	$219,175
DEDUCTIONS	
Non-allowable assets:	
Receivables from brokers-dealers and clearing organizations	64,574
Prepaid expenses	50,299
Petty cash	500
	115,373
NET CAPITAL	$103,802
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 49,418
Accounts and taxes payable	2,226
Total aggregate indebtedness	$ 51,644
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED: (BASED ON AGGREGATE INDEBTEDNESS)	$ 3,443
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 53,802
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	49.8%

The Form X-17A-5 reconciliation is not included as there are
no material differences from the Company's computation.

An exemption from SEC Rule 15c3-3 is claimed
under section (k)(2)(ii) of SEC Rule 15c3-3.

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 610.668.9700
f. 610.668.2181
www.morisoncogen.com


MorisonCogen LLP
Certified Public Accountants • Business Consultants


An Independent Member
of Morison International

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Wharton Equity Corporation
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Wharton Equity Corporation as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 26, 2007

END